Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Dear colleagues

A few days ago, the activist shareholders of White Tale confirmed in an open letter the increase of their stake in Clariant to above 15 percent and that they maintain their opposition to the merger of equals between Huntsman and Clariant. However, White Tale has not presented any alternative of superior value creation. The open letter only refers to public information that has been discussed many times before.

Let me be clear: We all — the Board of Directors and the Executive Committee — are absolutely convinced of the compelling strategic rationale of the merger as agreed with our colleagues from Huntsman. The transaction results from a continuous and rigorous analysis of strategic options by the Board of Directors over the past years. The proposed merger is a continuation of our strategy of becoming a world leader in specialty chemicals. It will create one of the largest global specialty chemicals groups, with an attractive, balanced and resilient portfolio across diverse industry segments and geographies, benefitting from a strong growth outlook and substantial exposure to attractive markets. Through proactive and consistent portfolio optimization, Huntsman has transformed itself and has evolved into a primarily specialty chemicals business and, as such, is an excellent match for Clariant.

The proposed merger reflects the true value of Clariant’s and Huntsman’s shares. The exchange ratio has been agreed on the basis of the respective share prices prevailing at the time of the announcement, reflecting the historic equity value proportion and is in line with a similarly strong track record of total shareholder return of both companies over the last years. In addition, the fairness, from a financial point of view, to Clariant, of the exchange ratio was confirmed with the assistance of Clariant’s financial advisors.

The merger is expected to create more than $3.5 billion of value through cost synergies in excess of $400 million annually. Additionally, we expect to benefit from tax savings of approximately $25 million and approximately $250 million additional organic sales synergies.

The planned merger will be a merger of equals and we will not cede control over the company. The new company will be jointly led by both management teams under Swiss Corporate Governance standards and will be domiciled and headquartered in Switzerland. The new Board of Directors will have equal representation from Clariant and Huntsman. I will be the candidate to become the Chairman of the new company, Peter Huntsman, who will relocate to Switzerland will become CEO, and Patrick Jany will become CFO. We will work closely together to realize our joint strategic vision for the merged company.

Whilst Clariant’s Plastics & Coating Business Area has been earmarked for portfolio management since 2015, selling Plastics & Coatings as Clariant today as White Tale proposes would be value destructive in view of its significant cash contribution and cost coverage. The new company, HuntsmanClariant, will clearly have and use the greater flexibility of the enlarged Group to adjust its portfolio as and when appropriate to maximize value for its shareholders and build a leading specialty chemicals company.

We have talked with a significant number of Clariant shareholders in the last months to discuss the planned merger, its rationale and benefits. The vast majority of shareholders we met support the merger.

We have worked hard to create one of the leading specialty chemicals companies over the past years and we have achieved a lot. Now we are on the verge of creating a new company - one company that is even stronger than both individually, with a robust heritage, and based on well-established principles. We will not allow these values to be destroyed.

Together we will make this merger of opportunity happen.

Sincere regards.

Hariolf Kottmann

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and the quarterly report on Form 10-Q for the six month period ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.